UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Central European Media Enterprises Ltd.

(Name of Issuer)

Class A Common Stock, par value $0.08 per share

(Title of Class of Securities)

G20045202

(CUSIP Number)

EAMON SMITH

TCS CAPITAL MANAGEMENT, LLC

888 Seventh Avenue

Suite 1504

New York, New York 10106

(212) 621-8760

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 10, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G20045202

1	NAME OF REPORTING PERSON

TCS GLOBAL EQUITY MASTER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		14,250,884
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

14,250,884
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,250,884*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

PN

*Includes 1,113,861 shares of Common Stock underlying certain warrants exercisable within 60 days hereof.

2

CUSIP NO. G20045202

1	NAME OF REPORTING PERSON

TCS CAPITAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		14,250,884
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

14,250,884
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,250,884*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

OO

*Includes 1,113,861 shares of Common Stock underlying certain warrants exercisable within 60 days hereof.

3

CUSIP NO. G20045202

1	NAME OF REPORTING PERSON

TCS CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		14,316,467
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

14,316,467
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,316,467*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

IA

*Includes 1,179,444 shares of Common Stock underlying certain warrants exercisable within 60 days hereof.

4

CUSIP NO. G20045202

1	NAME OF REPORTING PERSON

ERIC SEMLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		14,316,467
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

14,316,467
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,316,467*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

IN

*Includes 1,179,444 shares of Common Stock underlying certain warrants exercisable within 60 days hereof.

5

CUSIP NO. G20045202

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares owned by TCS Global were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 13,137,023 Shares directly owned by TCS Global is approximately $29,178,339, including brokerage commissions.

The Warrants owned by TCS Global and held in the Managed Account were purchased pursuant to the Issuer’s Rights Offering on May 2, 2014 as Units consisting of (i) notes in the original principal amount of $100, which TCS Global and the Managed Account no longer own, and (ii) twenty-one (21) Warrants, which have an exercise price of $1.00 per Share (collectively, the “Units”). The aggregate purchase price of the Units purchased by TCS Global is approximately $5,304,100. The aggregate purchase price of the Units purchased by TCS Management through the Managed Account is approximately $312,300.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon (i) 144,426,566 Shares outstanding, as of April 28, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 28, 2017 plus (ii) the number of Shares underlying the Warrants held by each such Reporting Person.

A.	TCS Global
(a)	As of the close of business on July 12, 2017, TCS Global beneficially owned 14,250,884 Shares, including 1,113,861 Shares underlying the Warrants.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 14,250,884
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 14,250,884
4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by TCS Global during the past 60 days is set forth on Schedule A and is incorporated herein by reference.
B.	TCS GP
(a)	TCS GP, as the general partner of TCS Global, may be deemed the beneficial owner of the 14,250,884 Shares owned by TCS Global, including 1,113,861 Shares underlying the Warrants.

Percentage: Approximately 9.8%

6

CUSIP NO. G20045202

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,250,884
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 14,250,884

(c)	TCS GP has not entered into any transactions in the Shares during the past 60 days. The transaction in the Shares on behalf of TCS Global during the past 60 days is set forth on Schedule A and is incorporated herein by reference.
C.	TCS Management
(a)	As of the close of business on July 12, 2017, 65,583 Shares underlying the Warrants were held in the Managed Account. TCS Management, as the investment manager of each of TCS Global and the Managed Account, may be deemed the beneficial owner of the (i) 14,250,884 Shares owned by TCS Global, including 1,113,861 Shares underlying the Warrants and (ii) 65,583 Shares underlying the Warrants held in the Managed Account.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,316,467
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 14,316,467

(c)	TCS Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of each of TCS Global and the Managed Account are set forth on Schedule A and are incorporated herein by reference.
D.	Mr. Semler
(a)	Mr. Semler, as the managing member of each of TCS GP and TCS Management, may be deemed the beneficial owner of the (i) 14,250,884 Shares owned by TCS Global, including 1,113,861 Shares underlying the Warrants and (ii) 65,583 Shares underlying the Warrants held in the Managed Account.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,316,467
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 14,316,467

(c)	Mr. Semler has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of each of TCS Global and the Managed Account are set forth on Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

7

CUSIP NO. G20045202

 SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2017

TCS Global Equity Master Fund, L.P.

By:	TCS Capital GP, LLC General Partner

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

TCS Capital GP, LLC

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

TCS Capital Management, LLC

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

/s/ Eric Semler
Eric Semler

8

CUSIP NO. G20045202

 SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

TCS Global Equity Master Fund, L.P.

(3,960,928)	4.0500	07/10/2017

TCS CAPITAL MANAGEMENT, LLC

(Through the Managed Account)

(1,039,072)	4.0500	07/10/2017